(15043-V)
www.klk.com.my

Our Ref : KLK/SE

15 April 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W..
Washington, DC 20549
United States of America

SUPPL

SEC Mail Processing Section
APR 21 2008
Washington, DC
111

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

PROCESSED
APR 25 2008
THOMSON REUTERS

DATE	TITLE
	GENERAL ANNOUNCEMENT
10/03/2008	Listed Companies' Crop – February 2008
18/03/2008	Proposed Issue Of Up To United States Dollars 300 Million Nominal Value Of 5-Year Unsecured Guaranteed Exchangeable Bonds By KLK Capital Resources (L) Ltd, A Wholly-Owned Subsidiary Of KLK Incorporated In The Federal Territory Of Labuan, With An Over-Allotment Option To Increase The Issue By United States Dollars 100 Million ("Proposed Exchangeable Bonds Issue")
27/03/2008	Kuala Lumpur Kepong Berhad ("KLK") (I) Kuala Lumpur High Court Suit D2-22-1033-2006 ("2nd GSSB Suit") (II) Federal Court Civil Appeal No. 02-16-2007(W) By KLK / Ablington Holdings Sdn Bhd ("AHSB") Federal Court Civil Appeal No. 02-17-2007(W) By Ambank (M) Berhad ("Ambank") (collectively referred to as the "Federal Court Appeals") (collectively referred to as the "Civil Suits")
31/03/2008	Kuala Lumpur Kepong Berhad ("KLK" or "The Company") Proposed Disposal of 60% Of The Equity Interest In KL-Kepong Cocoa Products Sdn Bhd ("KLKCP")
02/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
03/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
03/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
04/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings

08002076

4/24

CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT. 1965

14/03/2008	Yeoh Eng Khoon
04/04/2008	Yeoh Eng Khoon

CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965

05/03/2008	Employees Provident Fund Board
10/03/2008	Employees Provident Fund Board
12/03/2008	Employees Provident Fund Board
14/03/2008	Employees Provident Fund Board
18/03/2008	Employees Provident Fund Board
26/03/2008	Employees Provident Fund Board
28/03/2008	Employees Provident Fund Board
01/04/2008	Employees Provident Fund Board
03/04/2008	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2008\March 2008

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/03/2008 11:42:43 AM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **10/03/2008 02:33:25 PM**
Reference No **KLK-080310-46400**
Form Version V3.0

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J C Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	Listed Companies' Crop February 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of February 2008 :-
Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	268,326	236,121
Crude Palm Oil (mt)	50,732	55,320	47,187
Palm Kernel (mt)	11,670	12,974	11,224
Rubber (kg)	1,791,940	2,007,377	1,804,750

	2008								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	236,922	208,111							
Crude Palm Oil (mt)	48,752	43,941							
Palm Kernel (mt)	11,601	10,042							
Rubber (kg)									

	2,247,157	2,096,765							

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_ECM LIBRA INVESTMENT BANK on 18/03/2008 06:21:33 PM

Reference No ML-080318-64533

Submitting Investment Bank/Advisor (if applicable)	ECM LIBRA INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	KUALA LUMPUR KEPONG BERHAD
Stock name *	KLK
Stock code *	2445
Contact person *	TAN TAI KIM / EVELYN ONG
Designation *	DIRECTOR / SENIOR ASSOCIATE

Type *	● Announcement ○ Reply to query
Subject :*	KUALA LUMPUR KEPONG BERHAD ("KLK" OR THE "COMPANY") PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY UNITED STATES DOLLARS 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcement dated 26 February 2008 on the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad (formerly known as ECM Libra Avenue Securities Berhad), on behalf of KLK, wishes to announce that the Company will be seeking shareholders' approval for the Proposed Exchangeable Bonds Issue at an Extraordinary General Meeting ("EGM") to be held at the Company's Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak on Friday, 4 April 2008 at 10 a.m.

The Notice of EGM is set out in the attachment below.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

KLK - Notice of EGM.pdf

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the Extraordinary General Meeting of the Company will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Friday, 4 April 2008 at 10.00 a.m. for the purpose of considering and if thought fit, passing the following resolution, with or without any modifications, as a resolution of the Company:

ORDINARY RESOLUTION
PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY UNITED STATES DOLLARS 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

"**THAT**, subject to approvals being obtained from the relevant authorities, the Directors be and are hereby:-

(a) authorised to approve the issue of up to USD300 million nominal value 5-year unsecured guaranteed exchangeable bonds ("**Exchangeable Bonds**") by KLK Capital Resources (L) Ltd, with an over-allotment option to increase the issue by USD100 million with a coupon rate (if any) and at an issue price to be determined later and the Exchangeable Bonds shall be irrevocably and unconditionally guaranteed by the Company and exchangeable into new ordinary shares of RM1.00 each in the Company ("KLK Shares") at an exchange price to be determined by the Directors and otherwise on such further terms and conditions as the Directors may determine and as provided in the trust deed to be entered into by KLK Capital Resources (L) Ltd, the Company, the international trustee and the Labuan trustee ("Trust Deed") or such other documents to be entered into, in relation to the Exchangeable Bonds;

(b) authorised to allot and issue such number of new KLK Shares, credited as fully paid-up, to the holders of the Exchangeable Bonds, which are required to be issued upon exchange of the Exchangeable Bonds in accordance with the terms of exchange as provided in the Trust Deed and that such new KLK Shares shall upon allotment and issue, rank pari passu in all respects with the then existing issued and paid-up KLK Shares save and except that the holders of the new KLK Shares will not be entitled to any dividends, rights, allotments and/or other distributions unless the allotment and issue of such new KLK Shares were made on or prior to the entitlement date, where the entitlement date means the date as at the close of business on which shareholders must be registered in order to be entitled to any dividends, rights, allotment and/or other distribution;

(c) authorised to allot and issue such number of new KLK Shares, credited as fully paid-up, to the holders of the Exchangeable Bonds, which are required to be issued upon any adjustments of the exchange price of the Exchangeable Bonds in accordance with the terms regarding adjustments of the exchange price as provided in the Trust Deed and that such new KLK Shares shall upon issue and allotment, rank pari passu in all respects with the existing KLK Shares save and except that the holders of the new KLK Shares will not be entitled to dividends, rights, allotments and/or other distributions unless the allotment and issue of such new KLK Shares were made on or prior to the entitlement date, where the entitlement date means the date as at the close of business on which shareholders must be registered in order to be entitled to any dividends, rights, allotments and/or other distribution;

(d) authorised to allot and issue such number of new KLK Shares, credited as fully paid-up, to the holders of the Exchangeable Bonds upon exchange of the Exchangeable Bonds, without first having to make an offer of such new KLK Shares to the members of the Company pursuant to Article 44(A) of the Articles of Association of the Company;

AND THAT the Directors of the Company be and are hereby authorised to complete and give effect to the Proposed Exchangeable Bonds Issue and do all acts and things for and on behalf of the Company as they may consider necessary or expedient to give effect to the Proposed Exchangeable Bonds Issue including but not limited to determining the terms and conditions of the Proposed Exchangeable Bonds Issue and utilisation of proceeds thereof, assenting to any conditions, modifications, variations and/or amendments (if any) as may be imposed by any relevant government/authorities and to take all steps and enter into and execute all transactions, arrangements, deeds, agreements, undertakings and any other documents as they may deem fit, necessary, expedient and/or appropriate in connection with the Proposed Exchangeable Bonds Issue affecting any requisite modifications, variations and/or amendments and all previous actions taken by the Company's Board of Directors ("**Board**") or any Director of the Board in connection with the Proposed Exchangeable Bonds Issue are hereby ratified."

By Order of the Board

J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak
Malaysia.

19 March 2008

NOTES:

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Securities Berhad Listing Requirements, a Record of Depositors as of 27 March 2008 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

Explanatory Note for part (d) of the above resolution:-

Article 44(A) of the Company's Articles of Association stipulates that subject to any direction to the contrary that may be given by the Company in general meeting, any new shares shall before they are issued, be offered in the first instance to such members as are entitled to receive notices from the Company in proportion as nearly as circumstances admit, to the number of existing shares held by them.

Form Version 2.0

General Announcement

Initiated by **MB_CIMB** on **27/03/2008 06:24:48 PM**
Submitted by **MB_CIMB** on **27/03/2008 06:33:01 PM**
Reference No **MM-080327-66287**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*		**Main Board/ Second Board Company**
*		**New Announcement**
	Submitting Merchant Bank (if applicable)	: **CIMB INVESTMENT BANK BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **KUALA LUMPUR KEPONG BERHAD**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **LENA BAN**
*	Designation	: **MANAGER**
*	Contact number	: **03-2084 8895**
	E-mail address	: **lena.ban@cimb.com**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

(I) KUALA LUMPUR HIGH COURT SUIT D2-22-1033-2006 ("2ND GGSB SUIT")

(II) FEDERAL COURT CIVIL APPEAL NO. 02-16-2007(W) BY KLK/ABLINGTON HOLDINGS SDN BHD ("AHSB") FEDERAL COURT CIVIL APPEAL NO. 02-17-2007(W) BY AMBANK (M) BERHAD ("AMBANK")
(COLLECTIVELY REFERRED TO AS THE "FEDERAL COURT APPEALS")

(COLLECTIVELY REFERRED TO AS THE "CIVIL SUITS")

* **Contents :-**

1. INTRODUCTION

1.1 We refer to our announcement on 31 July 2007 in relation to the termination of the Settlement Agreement dated 21 June 2007 entered into between KLK, AHSB, AmBank and Glamour Green Sdn Bhd (**"GGSB"**) to settle out-of-court, the Civil Suits (**"1st Settlement Agreement"**).

1.2 Since the termination of the 1st Settlement Agreement, the parties have continued negotiations in an effort to resolve their dispute. On 27 March 2008, KLK, AHSB, AmBank and GGSB signed a second Settlement Agreement to settle out-of-court the Civil Suits (**"2nd Settlement Agreement"**), the details of which are set out in Section 2 of this announcement.

1.3 For ease of reference, we set out below a summary of the events that have taken place, which led to the signing of the 2nd Settlement Agreement:

(i) AHSB is the owner of 17,600,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad (**"LPF"**) (**"LPF Shares"**) constituting 15.40% equity interest therein, which it had, on 29 October 2004, acquired from Kuda Sejati Sdn Bhd for a total cash consideration of RM50.16 million or RM2.85 per LPF Share.

(ii) GGSB is the owner of 36,524,000 LPF Shares (**"GGSB LPF Shares"**).

(iii) On 30 November 2004, GGSB and AmBank entered into a facility agreement, whereby AmBank agreed to grant GGSB a short-term loan of RM99.5 million (**"AmBank Facility"**). As security for the AmBank Facility, GGSB charged the GGSB LPF Shares to AmBank.

(iv) On 14 December 2004, pursuant to a Purchase Undertaking dated 30 November 2004 (executed by KLK in favour of AmBank), AHSB acquired 35,000,000 of the GGSB LPF Shares, representing 30.62% equity interest therein for a purchase consideration of RM99.75 million or RM2.85 per LPF Share (**"2004 Acquisition"**).

(v) As a result of the 2004 Acquisition, AHSB had, as required under the Malaysia Code of Take-Overs and Mergers 1998 (**"Code"**), served a notice of conditional mandatory offer to the Board of Directors of LPF on 14 December 2004 (**"2004 Offer"**).

(vi) On 16 December 2004, GGSB served an ex-parte injunction order on AmBank, KLK and AHSB restraining them from completing the 2004 Acquisition and the 2004 Offer. GGSB disputed the sale of the 35 million LPF Shares and initiated the Kuala Lumpur High Court Suit No. D4-22-1805-2004 (**"GGSB Suit"**) against AmBank, AHSB and KLK.

(vii) The Kuala Lumpur High Court (**"High Court"**) delivered its judgment on 3 April 2006 and **dismissed** the GGSB Suit with costs (**"High Court Judgment"**). GGSB and LPF both subsequently filed separate appeals to the Court of Appeal against the whole of the High Court Judgment.

(viii) On 19 May 2006, the Court of Appeal overturned the High Court Judgment and declared the 2004 Acquisition and consequently the 2004 Offer, to be null and void and of no effect. The Court of Appeal further ordered that GGSB be given 30 days from 19 May 2006 to redeem all the GGSB LPF Shares charged/pledged with AmBank, failing which AmBank would be allowed to take action in accordance with the loan documents executed in regard to the AmBank Facility.

(ix) After several mutually agreed extensions, the time prescribed for GGSB to pay the full amount to redeem the GGSB LPF Shares expired on 11 July 2006. On 12 July 2006, GGSB filed an application to the Federal Court seeking an extension of the redemption period, which was dismissed with cost by the Federal Court on 19 July 2006. AmBank therefore proceeded to sell the 35 million LPF Shares to AHSB on 20 July 2006 for the same purchase consideration (**"2006 Acquisition"**). As a result of the 2006 Acquisition, AHSB had, on 20 July 2006, served a notice of conditional mandatory offer to the Board of Directors of LPF (**"2006 Offer"**).

(x) Meanwhile, GGSB had earlier initiated the 2nd GGSB Suit on 12 July 2006. On 24 July 2006, GGSB was granted an ex-parte interim injunction restraining AmBank, AmSec Nominees (Tempatan) Sdn Bhd, KLK and AHSB from completing the 2006 Acquisition and 2006 Offer. The 2nd GGSB Suit is currently still pending and to maintain status quo, parties to the 2nd GGSB Suit had agreed to interim injunctions,

restraining the redemption of and any dealings in respect of the 35 million LPF Shares.

(xi) Meanwhile, KLK/AHSB and AmBank had filed separate motions for leave to appeal to the Federal Court against the whole of the decision of the Court of Appeal on 19 May 2006. On 25 April 2007, KLK/AHSB and AmBank were given leave to appeal to the Federal Court and interim injunctions were granted by the Federal Court, restraining the redemption of and any dealings with the 35 million LPF Shares. The Federal Court Appeals are still pending before the Federal Court.

(xii) On 21 June 2007, KLK entered into the 1st Settlement Agreement with AHSB, AmBank and GGSB, to settle out-of-court the Civil Suits. However, the transactions contemplated under the 1st Settlement Agreement failed to take place by the extended completion date specified therein i.e. 31 July 2007, and as such, the 1st Settlement Agreement was automatically terminated after that date. Consequently, the Civil Suits resumed among the parties.

2. DETAILS OF THE 2ND SETTLEMENT AGREEMENT

Pursuant to the terms of the 2nd Settlement Agreement:

(i) The parties agree that, in full and final settlement of the Civil Suits:

(a) GGSB shall sell the GGSB LPF Shares to AHSB for RM153,400,800 or RM4.20 per share (**"Purchase Consideration"**); and

(b) in tandem with the sale and purchase mentioned in (a) above, GGSB shall procure the redemption of the GGSB LPF Shares from AmBank;

(collectively referred to as the **"Proposed Settlement"**).

(ii) The completion date for the Proposed Settlement shall be 31 March 2008 (**"Completion Date"**). If completion cannot take place on or before the Completion Date, the parties have agreed that the completion of the Proposed Settlement be extended to 30 April 2008 (**"Extended Completion Date"**).

(iii) The Proposed Settlement shall be completed by way of direct business transaction (**"DBT"**) in accordance with the rules and directives issued by Bursa Malaysia Securities Berhad (**"Bursa Securities"**).

(iv) The Proposed Settlement is conditional upon the:

(a) approval (if required) of Bursa Securities for the DBT of the sale by GGSB and purchase by AHSB of the GGSB LPF Shares; and

(b) variation orders from the High Court of Malaya and the Federal Court of Malaysia permitting the transactions in paragraph (i)(a) above to take place notwithstanding the present orders disallowing any dealings in the GGSB LPF Shares pending full and final disposal of the Civil Suits (**"Variation Orders"**);

being obtained or as the case may be, waived by the parties in writing no later than 5 market days before the Completion Date or the Extended Completion Date, as the case may be, failing which the Proposed Settlement shall, unless otherwise agreed in writing by all parties, be automatically terminated.

(v) The Proposed Settlement shall be deemed completed:

(a) upon receipt by AmBank of RM116 million (**"Redemption Sum"**);

(b) upon receipt by GGSB of the Purchase Consideration (less the Redemption Sum and transaction cost in relation to the DBT); and

(c) upon receipt by AHSB of the GGSB LPF Shares in its securities account;

on or before the Completion Date or the Extended Completion Date, as the case may be, and in any event no later than 3 market days from the Transaction Date (as defined at the end of this paragraph).

"Transaction Date" means any date between the unconditional date (being the date when the last of the conditions precedent set out in paragraph (iv) above have been satisfied or waived) and the Completion Date or, as the case may be, the Extended Completion Date, with sufficient time for the Redemption Sum to be paid into the account of AmBank no later than the Completion Date or the Extended Completion Date, as the case may be, and in any event no later than 3 market days from the Transaction Date.

(vi) All ongoing litigation between GGSB, KLK, AHSB and AmBank (and AmSecurities Sdn Bhd (**"AmSec"**)) shall be withdrawn within 7 days from completion and each party shall bear their own legal cost.

(vii) On or before the Completion Date or the Extended Completion Date, as the case may be, and in any event no later than 3 market days from the Transaction Date:

(a) AmBank will refund the dividends paid to AmBank to date on the GGSB LPF Shares (less whatever deductions as may be necessary to settle any outstanding amounts payable to AmBank's stockbroker and/or in respect of the DBT of the GGSB LPF Shares, if any), together with interest accrued thereon to GGSB;

(b) AmBank, KLK and AHSB will cause their respective solicitors to issue an unconditional written confirmation to Messrs. Azman Davidson & Co. (previously the solicitors acting on behalf of GGSB, who have since resigned) to refund the dividends paid to Messrs. Azman Davidson & Co. to date on the GGSB LPF Shares (less whatever deductions for fees, expenses, charges payable to them by GGSB, if any) together with interest accrued thereon to GGSB; and

(c) AmBank will irrevocably and unconditionally release KLK/AHSB from the purchase undertaking dated 30 November 2004 executed by KLK in favour of AmBank, and all obligations thereunder.

(viii) GGSB shall ensure that no other/further suits shall be instituted and/or commenced by any other parties or other minority shareholders of LPF in respect of the GGSB LPF Shares and shall fully indemnify AmBank, AmSec, KLK and AHSB against all costs, expenses, suits, proceeds, claims, costs and expenses incurred and/or suffered as a result of such suits.

(ix) In the event of a breach or default by any party of its obligations to facilitate the Proposed Settlement, or in the event the Proposed Settlement cannot take place prior to the expiry of the Extended Completion Date, the Proposed Settlement shall automatically terminate and the Civil Suits shall resume among the parties.

3. OBLIGATION UNDER THE CODE

3.1 Upon completion of the Proposed Settlement, AHSB will own 54,124,000 LPF Shares, representing 47.35% equity interest therein. Pursuant to Practice Note 2.1 of the Code, AHSB and persons acting in concert with it ("**PAC**") will be required, subject to the fulfillment of the conditions of the Proposed Settlement, to undertake a mandatory take-over offer for the remaining 52.65% voting shares in LPF, comprising 60,176,000 LPF Shares ("**Offer Shares**") not already owned by AHSB and the PAC after the Proposed Settlement ("**Proposed Offer**"). The offer price under the Proposed Offer will be RM4.20 per LPF Share ("**Offer Price**"), which is at a premium over the following:

	LPF Share price RM	**Premium %**
Closing price as at 25 March 2008, being the last market day LPF Shares were traded prior to this announcement	3.84	9.4
Volume weighted average price (**"VWAP"**) for 5-days up to 25 March 2008 in which the LPF Shares were traded	3.79	10.8
VWAP for 3-months up to 25 March 2008	3.77	11.4

If LPF declares any dividend and/or other distributions before the closing date of the Proposed Offer, and shareholders are entitled to retain such dividend and/or other distributions, the consideration for each Offer Share payable to a shareholder who accepts the Proposed Offer shall be reduced by the quantum of the net dividend and/or other distributions per Offer Share that such accepting shareholder is entitled to retain.

3.2 For avoidance of doubt, the Proposed Offer is a continuation of the 2006 Offer and as such, upon the 2nd Settlement Agreement becoming unconditional, AHSB will serve a supplemental notice of offer on the Board of Directors of LPF and make the relevant announcements in accordance with Section 12(3) of the Code.

4. INFORMATION ON LPF

LPF was incorporated in Malaysia on 29 November 1979 under the Companies Act, 1965. LPF has an authorised share capital of RM150,000,000 comprising 150,000,000 ordinary shares of RM1.00 each. Its current issued and paid-up share capital is RM114,300,000 comprising 114,300,000 ordinary shares of RM1.00 each. It was listed on the Main Board of Bursa Securities since 11 November 1994 under the plantation sector.

LPF is principally engaged in oil palm cultivation and sale of crude palm oil and palm kernel. Based on its audited financial statements for the financial year ended 31 December 2006, LPF has a total land bank of approximately 8,171 hectares, of which approximately 7,660 hectares is planted. It also owns a palm oil mill.

Based on its audited financial statements for the financial year ended 31 December 2006, LPF registered a consolidated profit after taxation of approximately RM12.7 million and the consolidated net assets of LPF was approximately RM170.5 million or RM1.49 per share.

5. OIL PALM INDUSTRY PROSPECTS

The future prospects of the oil palm industry is expected to be positive mainly due to the following reasons:

(i) the expected continued growth in the demand for edible oils in tandem with the increase in the worldwide population, which will be partly fulfilled by palm oil;

(ii) the increasing share of palm oil in the edible oils market in view of its nutritional strength and health attributes;

(iii) the viability of crude palm oil conversion to biodiesel underpinned by environmental benefits and depletion of fossil oil; and

(iv) the competitiveness of palm oil in terms of yield and cost efficiency as compared to other edible oils.

6. RISK FACTORS

As the core business of LPF is principally the same as that of KLK and its subsidiaries (**"KLK Group"**), the KLK Group will continue to be subject to risks which are inherent in plantation activities, particularly in the oil palm industry. These risks include, but are not limited to, fluctuation in the demand and supply for and prices of edible oils, disease/pest hazards or bad weather conditions which may affect the level of production and yield, competition from other producers as well as from substitute products.

7. INFORMATION ON GGSB

GGSB was incorporated in Malaysia on 22 July 2000 under the Companies Act, 1965 and is principally an investment holding company. GGSB has an authorised and issued and paid-up capital of RM1,000,000 comprising 1,000,000 ordinary shares of RM1.00 each. GGSB originally acquired the GGSB LPF Shares on 6 August 2004 at a cost of RM3.80 per share.

8. CONSIDERATION

The Purchase Consideration and consequently the Offer Price was arrived at based on the current market price of LPF Shares and will be financed partly from the KLK Group's internally generated funds and partly from bank borrowings.

9. RATIONALE

9.1 PROPOSED SETTLEMENT

KLK/AHSB has agreed to the Proposed Settlement in view of the following:

(i) the Proposed Settlement will resolve a potentially lengthy court dispute, which has been ongoing since 2004;

(ii) the acquisition of the GGSB LPF Shares, together with AHSB's existing stake of approximately 15.4% equity interest in LPF will result in KLK/AHSB becoming the largest shareholder in LPF thereby allowing KLK/AHSB control over LPF; and

(iii) obtaining control in LPF is strategic and fits into KLK's objective of expanding its interest in plantations, which is the core business of the KLK Group, in view of the current positive outlook on crude palm oil prices.

9.2 PROPOSED OFFER

AHSB is obligated to undertake the Proposed Offer pursuant to the provisions of the Code as highlighted in Section 3 of this announcement.

10. EFFECTS OF THE PROPOSED SETTLEMENT AND PROPOSED OFFER

The Proposed Settlement and Proposed Offer will not have any effect on the share capital of KLK and the substantial shareholders' shareholding in KLK. In addition, the Proposed Settlement and Proposed Offer is not expected to have any material effect on the consolidated net assets per share and consolidated earnings per share of KLK for the financial year ending 30 September 2008. However, in view of the bank borrowings to be used to part-finance the Proposed Settlement and Proposed Offer, KLK's gearing is expected to increase marginally, assuming the Proposed Offer is accepted by all the holders of the Offer Shares.

11. APPROVALS REQUIRED

11.1 PROPOSED SETTLEMENT

The following regulatory approvals will be sought for the Proposed Settlement:

(i) Bursa Securities for the DBT of the sale by GGSB and purchase by AHSB of the GGSB LPF Shares;

(ii) the High Court of Malaya and the Federal Court of Malaysia for the Variation Orders as set out in Section 2(iv)(b) of this announcement; and

(iii) the Securities Commission (**"SC"**) (under the Foreign Investment Committee's Guideline on Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests (**"FIC Guideline"**)) for the DBT of the sale by GGSB and purchase by AHSB of the GGSB LPF Shares.

11.2 PROPOSED OFFER

The approval of the SC (under the FIC Guideline) will be sought for the Proposed Offer.

The Proposed Settlement and Proposed Offer is not subject to the approval of the shareholders of KLK.

12. INTERESTS OF DIRECTORS AND MAJOR SHAREHOLDERS

None of the Directors and/or major shareholders of KLK or any persons connected with them have any interest, direct or indirect, in the Proposed Settlement and Proposed Offer.

13. DIRECTORS' STATEMENT

The Board of Directors of KLK have evaluated the terms of the Proposed Settlement and have decided that the Proposed Settlement and Proposed Offer is in the best interests of the KLK Group and the shareholders of KLK.

14. ESTIMATED TIME FRAME FOR COMPLETION

The Proposed Settlement and the Proposed Offer is expected to be completed by 30 April 2008 and the third quarter of 2008 respectively.

15. SUBMISSION TO THE RELEVANT AUTHORITIES

The application to the SC (under the FIC Guideline) in relation to the Proposed Settlement and Proposed Offer will be made within 2 months from the date of this announcement.

16. DOCUMENTS FOR INSPECTION

The 2nd Settlement Agreement dated 27 March 2008 is available for inspection at the registered office of KLK at Wisma Taiko, No. 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, during normal office hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

(This announcement is dated 27 March 2008)

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **31/03/2008 03:36:18 PM**
Submitted by **KUALA LUMPUR KEPONG** on **31/03/2008 05:04:27 PM**
Reference No **KL-080331-56177**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" OR "THE COMPANY") PROPOSED DISPOSAL OF 60% OF THE EQUITY INTEREST IN KL-KEPONG COCOA PRODUCTS SDN. BHD.("KLKCP")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
1. Introduction

Pursuant to the requirements of paragraphs 9.19(24), and 10.07(a) of the Bursa Malaysia Securities Berhad ("Bursa Malaysia")Listing Requirements, the Board of Directors of KLK wishes to announce that the Company had on 31 March 2008, together with its wholly-owned subsidiary, KL-Kepong Industrial Holdings Sdn. Bhd. ("the Seller") entered into a conditional share purchase agreement ("SPA") with Luijckx BV ("the Purchaser"), a member of the Barry Callebaut Group, for the Seller to dispose of 21,000,000 ordinary shares of RM1.00 each in KLKCP ("the Sale Shares") representing an equity interest of 60% therein (hereinafter referred to as "the Proposed Disposal"). Following the completion of the Proposed Disposal, KLKCP shall cease to be a subsidiary of KLK.

The purchase consideration for the Sale Shares shall be equal to 60% of approximately RM256 million (USD80 million) i.e. approximately RM153.6 million, plus 60% of the difference between KLKCP's net working capital and net indebtedness at completion ("the Purchase Price").

[USD1 is approximately RM3.20]

2. Information on KLKCP

KLKCP is a wholly-owned subsidiary of Kuala Lumpur Kepong Berhad via the Seller. It was incorporated in 1990 and has an issued share capital of RM35,000,000.00. KLKCP is involved in cocoa processing and the manufacture of chocolate and compound. Since commencing business, KLKCP has gained a strong market position for its high-quality cocoa and chocolate products. KLKCP's customers in Malaysia, Japan, India, the European Union and Australia include multinational food manufacturers as well as food specialists.

KLKCP's has an annual capacity of 70,000 metric tonnes for cocoa products comprising cocoa liquor, cocoa powder and cocoa butter and of 10,000 metric tonnes for the chocolate and compound.

3. Details of the Proposed Disposal

3.1 Salient Terms of the Agreement

The Purchase Price shall be satisfied in cash on completion.

The Proposed Disposal is conditional on the fulfillment of various conditions, including:

(1) The approval of the Ministry of International Trade and Industry for the change in the shareholding structure of KLKCP; and

(2) The conduct of a satisfactory due diligence on certain proprietary information of KLKCP.

The Proposed Disposal does not fall within the class of transactions which requires shareholders' approvals at a General Meeting under Bursa Malaysia Listing Requirements.

3.2 Basis of Arriving at Purchase Consideration

The purchase consideration was arrived at on a willing-buyer, willing-seller basis after taking into account the audited net assets of KLKCP as at 30 September 2007.

3.3 Expected Completion Date

Barring unforeseen circumstances, the Proposed Disposal is expected to complete within 1 month unless extended in accordance with the SPA.

3.4 Shareholders' Agreement

On Completion of the SPA, the Seller and the Purchaser shall enter into a Shareholders' Agreement which will govern the relationship between the Parties in relation to the manner in which KLKCP shall be managed, and the way in which the Parties shall exercise their rights as shareholders in KLKCP (hereinafter referred to as "the Proposed Joint Venture").

4. Information on the Barry Callebaut Group

With annual sales of more than CHF4 billion for fiscal year 2006/07 (as of August 31, 2007), Zurich-based Barry Callebaut is the world's leading manufacturer of high-quality cocoa and chocolate – from the cocoa bean to the finished product on the store shelf. Barry Callebaut is present in 24 countries, operates about 40 production facilities and employs approximately 8,000 people. It serves the entire food industry, from food manufacturers to professional users of chocolate (such as chocolatiers, pastry chefs or bakers), to global retailers. It also provides a comprehensive range of services in the fields of product development, processing, training and marketing.

Barry Callebaut is listed on the Swiss Exchange SWX (BARN).

5. Rationale for the Proposed Disposal and Proposed Joint Venture

The KLK Group reviews its operations and interest on an on-going basis. After extensive evaluation, the Board of Directors of KLK concluded that it is better for the KLK Group to divest a controlling stake in KLKCP and enter into the Proposed Joint Venture.

The Proposed Disposal and Proposed Joint Venture will allow KLKCP to expand its business geographically and secure upstream cocoa bean supplies from West Africa while continuing to develop its chocolate manufacturing capability. KLKCP will become part of Barry Callebaut's global platform and benefit from Barry Callebaut's long-standing chocolate expertise.

The Proposed Joint Venture will allow KLK to retain a 40% stake in KLKCP which is expected to benefit significantly from the participation of Barry Callebaut.

6. Effects for the Proposed Acquisition

6.1 Issued and Paid-Up Share Capital

The Proposed Disposal will not have any effect on the issued and paid-up share capital of KLK as the Proposed Disposal is to be settled in cash.

6.2 Net Assets per Share

The Proposed Disposal will not have any material effect on KLK Group's net assets per share.

6.3 Earnings per Share

The Proposed Disposal is not expected to have any material effect on the earnings of KLK Group for the financial year ending 30 September 2008.

6.4 Substantial Shareholders' Shareholding

The Proposed Disposal will not have any effect on the shareholdings of KLK's substantial shareholders.

7. Application of Proceeds from the Proposed Disposal

The proceeds from the Purchase Price represent a significant cash injection and may be utilised by KLK Group for working capital purposes or for expansion into oleochemical activities and upstream acquisitions, amongst others.

8. Directors' and Major Shareholders' Interests

None of the Directors and/or Major Shareholders of the Company and any persons connected with them have any interest, direct or indirect, in the Proposed Disposal.

9. Directors' Opinion

After considering all aspects of the Proposed Disposal, the Board of Directors of KLK is of the opinion that the Proposed Disposal is in the best interest of the Company.

10. Departure from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission ("SC Guidelines")

The Proposed Disposal is not subject to the SC Guidelines.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)

- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/04/2008 09:44:32 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/04/2008 11:02:40 AM**
Reference No **KL-080402-35072**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 2 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of KLK and LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

2 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
1 April 2008	LPF	Buy	94,500	4.06

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/04/2008 07:56:44 AM**
Submitted by **KUALA LUMPUR KEPONG** on **03/04/2008 10:47:10 AM**
Reference No **KLK-080403-3899E**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 3 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings 3 Apr 08.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

3 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
2 April 2008	LPF	Buy	210,000	4.06

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of share

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/04/2008 11:10:00 AM**
Submitted by **KUALA LUMPUR KEPONG** on **03/04/2008 11:48:21 AM**
Reference No **KLK-080403-16517**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 3 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of KLK by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Share Dealings.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

(1)

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

3 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

No. of pages : 13
(including this page)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that the following persons have dealt in the shares of KLK, directly or indirectly, during the period from 24 July 2006 (being the date the interim injunction was served which, among others, restrained AHSB from making the Offer) to 1 April 2008:

(a) by persons connected with Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, both Directors of KLK;

(b) Lim Kiam Chye, a Director of KLK; and

(c) by a person connected to Lim Jit Chew, the Company Secretary of KLK.

Their notifications are attached herewith.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of dealings

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [√] I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons are as follows:-

(please use separate sheet if the space is insufficient or request for a soft copy):

(i) Name of Beneficiary: Puan Sri Datin Seri Leong Wan Chin
Relationship to Director: Mother

Date	Counter (KLK/LPF)	Buy or Sell	No of Shares bought / (sold)	Average Price (RM)
9/10/2006	KLK	Sell	(10,000)	11.00
12/10/2006	KLK	Sell	(10,000)	11.30

(ii) Name of Beneficiary: Wan Hin Investments Sdn Berhad
Relationship to Director: Associate

Date	Counter (KLK/LPF)	Buy or Sell	No of Shares bought / (sold)	Average Price (RM)
26/3/2007	KLK	Sell	(3,200)	12.30
26/3/2007	KLK	Sell	(996,800)	12.27
12/4/2007	KLK	Sell	(300,000)	12.80
16/4/2007	KLK	Sell	(100,000)	13.30
17/4/2007	KLK	Sell	(100,000)	13.40
19/4/2007	KLK	Sell	(100,000)	13.40
20/4/2007	KLK	Sell	(200,000)	13.47
6/6/2007	KLK	Sell	(300,000)	13.90
16/10/2007	KLK	Sell	(100,000)	14.70
27/11/2007	KLK	Sell	(150,000)	16.10
28/11/2007	KLK	Sell	(150,000)	16.20
6/12/2007	KLK	Sell	(50,000)	16.50
28/12/2007	KLK	Sell	(250,000)	17.16

31/12/2007	KLK	Sell	(150,000)	17.45
2/1/2008	KLK	Sell	(81,300)	17.56
3/1/2008	KLK	Sell	(250,000)	17.75
4/1/2008	KLK	Sell	(450,000)	18.13
7/1/2008	KLK	Sell	(282,700)	18.58
8/1/2008	KLK	Sell	(50,100)	18.60
9/1/2008	KLK	Sell	(200,000)	18.70
14/1/2008	KLK	Sell	(113,200)	18.29
15/1/2008	KLK	Sell	(50,000)	18.50
22/2/2008	KLK	Sell	(300,000)	18.50
25/2/2008	KLK	Sell	(200,000)	18.68
26/2/2008	KLK	Sell	(102,200)	18.71

(iii) Name of Beneficiary: Dato' Lee Soon Hian
Relationship to Director: Brother

Date	Counter (KLK/LPF)	Buy or Sell	No of Shares bought/ (sold)	Average Price (RM)
10/3/2008	KLK	Buy	80,000	14.88
21/3/2008	KLK	Sell	(20,000)	15.55
24/3/2008	KLK	Sell	(20,000)	16.00
25/3/2008	KLK	Sell	(25,000)	16.66
26/3/2008	KLK	Sell	(5,200)	17.10

(B) ☐ I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons.

.... - 2 APR 2008
[Signature] ....
[Date]

....
for [Dato' Sri Lee Oi Hian]

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) √ I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons are as follows:-

(please use separate sheet if the space is insufficient or request for a soft copy):

(i) Name of Beneficiary: Puan Sri Datin Seri Leong Wan Chin
Relationship to Director: Mother

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
9/10/2006	KLK	Sell	(10,000)	11.00
12/10/2006	KLK	Sell	(10,000)	11.30

(ii) Name of Beneficiary: Wan Hin Investments Sdn Berhad
Relationship to Director: Associate

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
26/3/2007	KLK	Sell	(3,200)	12.30
26/3/2007	KLK	Sell	(996,800)	12.27
12/4/2007	KLK	Sell	(300,000)	12.80
16/4/2007	KLK	Sell	(100,000)	13.30
17/4/2007	KLK	Sell	(100,000)	13.40
19/4/2007	KLK	Sell	(100,000)	13.40
20/4/2007	KLK	Sell	(200,000)	13.47
6/6/2007	KLK	Sell	(300,000)	13.90
16/10/2007	KLK	Sell	(100,000)	14.70
27/11/2007	KLK	Sell	(150,000)	16.10
28/11/2007	KLK	Sell	(150,000)	16.20
6/12/2007	KLK	Sell	(50,000)	16.50
28/12/2007	KLK	Sell	(250,000)	17.16

31/12/2007	KLK	Sell	(150,000)	17.45
2/1/2008	KLK	Sell	(81,300)	17.56
3/1/2008	KLK	Sell	(250,000)	17.75
4/1/2008	KLK	Sell	(450,000)	18.13
7/1/2008	KLK	Sell	(282,700)	18.58
8/1/2008	KLK	Sell	(50,100)	18.60
9/1/2008	KLK	Sell	(200,000)	18.70
14/1/2008	KLK	Sell	(113,200)	18.29
15/1/2008	KLK	Sell	(50,000)	18.50
22/2/2008	KLK	Sell	(300,000)	18.50
25/2/2008	KLK	Sell	(200,000)	18.68
26/2/2008	KLK	Sell	(102,200)	18.71

(iii) Name of Beneficiary: Dato' Lee Soon Hian
Relationship to Director: Brother

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought/ (sold)	Average Price (RM)
10/3/2008	KLK	Buy	80,000	14.88
21/3/2008	KLK	Sell	(20,000)	15.55
24/3/2008	KLK	Sell	(20,000)	16.00
25/3/2008	KLK	Sell	(25,000)	16.66
26/3/2008	KLK	Sell	(5,200)	17.10

(B) ☐ I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons.

.... [Signature]

- 2 APR 2008
.... [Date]

....
for [Dato' Lee Hau Hian]

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [√] We confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by our connected person are as follows:-

(please use separate sheet if the space is insufficient or request for a soft copy):

(i) Name of Beneficiary: Wan Hin Investments Sdn. Berhad
Relationship to Company: Associate

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
26/3/2007	KLK	Sell	(3,200)	12.30
26/3/2007	KLK	Sell	(996,800)	12.27
12/4/2007	KLK	Sell	(300,000)	12.80
16/4/2007	KLK	Sell	(100,000)	13.30
17/4/2007	KLK	Sell	(100,000)	13.40
19/4/2007	KLK	Sell	(100,000)	13.40
20/4/2007	KLK	Sell	(200,000)	13.47
6/6/2007	KLK	Sell	(300,000)	13.90
16/10/2007	KLK	Sell	(100,000)	14.70
27/11/2007	KLK	Sell	(150,000)	16.10
28/11/2007	KLK	Sell	(150,000)	16.20
6/12/2007	KLK	Sell	(50,000)	16.50
28/12/2007	KLK	Sell	(250,000)	17.16
31/12/2007	KLK	Sell	(150,000)	17.45
~~2/1/2008~~	~~KLK~~	~~Sell~~	~~(81,300)~~	~~17.56~~
3/1/2008	KLK	Sell	(250,000)	17.75
4/1/2008	KLK	Sell	(450,000)	18.13
7/1/2008	KLK	Sell	(282,700)	18.58
8/1/2008	KLK	Sell	(50,100)	18.60
9/1/2008	KLK	Sell	(200,000)	18.70
14/1/2008	KLK	Sell	(113,200)	18.29
15/1/2008	KLK	Sell	(50,000)	18.50

22/2/2008	KLK	Sell	(300,000)	18.50
25/2/2008	KLK	Sell	(200,000)	18.68
26/2/2008	KLK	Sell	(102,200)	18.71

(B) ☐ We confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by us.

DI-YI SDN. BHD.

.... [Signature]

- 2 APR 2008
.... [Date]

Director
....
for [Dato' Seri Lee Oi Hian]

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [√] We confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by our connected person are as follows:-

(please use separate sheet if the space is insufficient or request for a soft copy):

(i) Name of Beneficiary: Wan Hin Investments Sdn. Berhad
Relationship to Company: Associate

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
26/3/2007	KLK	Sell	(3,200)	12.30
26/3/2007	KLK	Sell	(996,800)	12.27
12/4/2007	KLK	Sell	(300,000)	12.80
16/4/2007	KLK	Sell	(100,000)	13.30
17/4/2007	KLK	Sell	(100,000)	13.40
19/4/2007	KLK	Sell	(100,000)	13.40
20/4/2007	KLK	Sell	(200,000)	13.47
6/6/2007	KLK	Sell	(300,000)	13.90
16/10/2007	KLK	Sell	(100,000)	14.70
27/11/2007	KLK	Sell	(150,000)	16.10
28/11/2007	KLK	Sell	(150,000)	16.20
6/12/2007	KLK	Sell	(50,000)	16.50
28/12/2007	KLK	Sell	(250,000)	17.16
31/12/2007	KLK	Sell	(150,000)	17.45
~~2/1/2008~~	~~KLK~~	~~Sell~~	~~(81,300)~~	~~17.56~~
3/1/2008	KLK	Sell	(250,000)	17.75
4/1/2008	KLK	Sell	(450,000)	18.13
7/1/2008	KLK	Sell	(282,700)	18.58
8/1/2008	KLK	Sell	(50,100)	18.60
9/1/2008	KLK	Sell	(200,000)	18.70
14/1/2008	KLK	Sell	(113,200)	18.29
15/1/2008	KLK	Sell	(50,000)	18.50

22/2/2008	KLK	Sell	(300,000)	18.50
25/2/2008	KLK	Sell	(200,000)	18.68
26/2/2008	KLK	Sell	(102,200)	18.71

(B) ☐ We confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by us.

HIGH QUEST HOLDINGS SDN. BHD.

....
[Signature]

- 2 APR 2008
....
[Date]

Director
....
for [Dato' Lee Hau Hian]

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [√] We confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by us are as follows:-

(please use separate sheet if the space is insufficient or request for a soft copy):

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
26/3/2007	KLK	Sell	(3,200)	12.30
26/3/2007	KLK	Sell	(996,800)	12.27
12/4/2007	KLK	Sell	(300,000)	12.80
16/4/2007	KLK	Sell	(100,000)	13.30
17/4/2007	KLK	Sell	(100,000)	13.40
19/4/2007	KLK	Sell	(100,000)	13.40
20/4/2007	KLK	Sell	(200,000)	13.47
6/6/2007	KLK	Sell	(300,000)	13.90
16/10/2007	KLK	Sell	(100,000)	14.70
27/11/2007	KLK	Sell	(150,000)	16.10
28/11/2007	KLK	Sell	(150,000)	16.20
6/12/2007	KLK	Sell	(50,000)	16.50
28/12/2007	KLK	Sell	(250,000)	17.16
31/12/2007	KLK	Sell	(150,000)	17.45
2/1/2008	KLK	Sell	(81,300)	17.56
3/1/2008	KLK	Sell	(250,000)	17.75
4/1/2008	KLK	Sell	(450,000)	18.13
~~7/1/2008~~	~~KLK~~	~~Sell~~	~~(282,700)~~	~~18.58~~
8/1/2008	KLK	Sell	(50,100)	18.60
9/1/2008	KLK	Sell	(200,000)	18.70
14/1/2008	KLK	Sell	(113,200)	18.29
15/1/2008	KLK	Sell	(50,000)	18.50
22/2/2008	KLK	Sell	(300,000)	18.50
25/2/2008	KLK	Sell	(200,000)	18.68
26/2/2008	KLK	Sell	(102,200)	18.71

(B) ☐ We confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by us.

WAN HIN INVESTMENTS SDN. BERHAD

....
[Signature]

- 2 APR 2008
....
[Date]

Director
....
for [Dato' Lee Hau Hian]

PROFORMA I

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [✓] I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers and sisters are as follows *(please use separate sheet if the space is insufficient or request for a soft copy):*

(i) Name of Beneficiary: Lim Kiam Chye
Relationship to Director: ....

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
17.4.07	KLK	Sell	2,000	13.40

(ii) Name of Beneficiary: ....
Relationship to Director: ....

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)

(B) [ ] I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers and sisters.

....
[Signature]

2 April 2008
[Date]

Lim Kiam Chye
[Name of Director]

LJC/ska/LPF/Directors Disclosure of share

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [✓] I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my spouse, parents, children, brothers, sisters, and spouses of my children, brothers and sisters are as follows *(please use separate sheet if the space is insufficient or request for a soft copy):*

Name of Beneficiary: **LAI AH MOI**
Relationship to Executive: **Spouse**

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
12.1.07	KLK	Sell	(1,000)	15.00
09.4.07	KLK	Sell	(1,000)	12.50
12.4.07	KLK	Sell	(500)	13.00
17.4.07	KLK	Sell	(500)	14.00

(B) [ ] I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my spouse, parents, children, brothers, sisters and spouses of my children, brothers and sisters.

[signature]
....
[Lim Jit Chew]

2/4/08
....
[Date]

LJC/ska/LPF/LJC. Disclosure of dealings

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/04/2008 07:54:56 AM**
Submitted by **KUALA LUMPUR KEPONG** on **04/04/2008 11:30:35 AM**
Reference No **KLK-080404-35F57**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 4 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of KLK by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Share Dealings 4 Apr 08.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

4 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

No. of pages : 3
(including this page)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that Yeoh Eng Khoon, a Director of KLK and persons connected with him have dealt in the shares of KLK, during the period from 24 July 2006 (being the date the interim injunction was served which, among others, restrained AHSB from making the Offer) to 1 April 2008. His notification is attached herewith.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

LJC/ska/LPF/ Disclosure of dealings IV

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [✓] I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers and sisters are as follows *(please use separate sheet if the space is insufficient or request for a soft copy)*:

(i) Name of Beneficiary: -
Relationship to Director: -

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
06-06-2007	KLK	SELL	(5,000)	14.00
12-10-2007	KLK	SELL	(5,000)	13.60
12-10-2007	KLK	SELL	(10,000)	13.70
16-10-2007	KLK	SELL	(5,000)	14.50
06-12-2007	KLK	SELL	(5,000)	16.60
0-03-2008	KLK	BUY	5,000	15.00

(ii) Name of Beneficiary: Loh Siew Choong
Relationship to Director: Spouse

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
12-10-2007	KLK	SELL	(15,000)	13.80
16-10-2007	KLK	SELL	(11,400)	14.27
31-12-2007	KLK	SELL	(1,000)	17.50
03-01-2008	KLK	SELL	(1,000)	17.70
03-01-2008	KLK	SELL	(1,000)	17.80
04-01-2008	KLK	SELL	(1,000)	17.90
04-01-2008	KLK	SELL	(1,000)	18.00
28-03-2008	KLK	BUY	2,000	16.50

(iii) Name of Beneficiary: Yeoh Chin Hin Investments Sdn Bhd
Relationship to Director: Associate

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
06-06-2007	KLK	SELL	(20,000)	14.00
16-10-2007	KLK	SELL	(10,000)	14.50

(iv) Name of Beneficiary: Yeoh Eng Kiong
Relationship to Director: Brother

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
06-06-2007	KLK	SELL	(10,000)	14.00
12-10-2007	KLK	SELL	(10,000)	13.60
12-10-2007	KLK	SELL	(10,000)	13.70
16-10-2007	KLK	SELL	(5,000)	14.50
27-12-2007	KLK	SELL	(5,000)	17.10
31-12-2007	KLK	SELL	(5,000)	17.50

(v) Name of Beneficiary: Yeoh Bee Kim
Relationship to Director: Sister

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
10-03-2008	KLK	BUY	4,000	RM14.75

(B) ☐ I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers and sisters.

....
[Yeoh Eng Khoon]

3/4/2008
....
[Date]

BURSA MALAYSIA

Segurs

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/03/2008 03:48:19 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/03/2008 04:00:40 PM**
Reference No **KLK-080314-AE068**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of director

Name *	Yeoh Eng Khoon
Address *	5 Lorong Rani, 30350 Ipoh
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*10/03/2008	*5,000	15.000

Circumstances by reason of which change has occurred	Direct Interest
Nature of interest	Direct
Consideration (if any)	

Total no of securities after change

Direct (units)	335,000
Direct (%)	0.03
Indirect/deemed interest (units)	3,174,850
Indirect/deemed interest (%)	0.3
Date of notice *	11/03/2008
Remarks	

SEC, ug

BURSA MALAYSIA

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/04/2008 02:57:31 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/04/2008 03:26:45 PM**
Reference No **KLK-080404-639D2**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J.C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company	
Particulars of director	
Name *	Yeoh Eng Khoon
Address *	5 Lorong Rani, 30350 Ipoh
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/03/2008	*2,000	16.500

Circumstances by reason of which change has occurred	Deemed Interest through spouse
Nature of interest	Indirect
Consideration (if any)	
Total no of securities after change	
Direct (units)	335,000
Direct (%)	0.03
Indirect/deemed interest (units)	3,176,850
Indirect/deemed interest (%)	0.3
Date of notice *	03/04/2008
Remarks	
	LSL

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/03/2008 03:16:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **05/03/2008 04:08:07 PM**
Reference No **KLK-080305-7F5ED**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** *Designation***	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*27/02/2008	*404,400	
Acquired	28/02/2008	1,253,600	
Disposed	28/02/2008	800,000	
Acquired	29/02/2008	932,800	
Disposed	29/02/2008	983,000	
Acquired	29/02/2008	130,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct

Direct (units)	96,241,400
Direct (%)	9.04
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	96,241,400
Date of notice *	29/02/2008
Remarks	

fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/03/2008 09:36:50 AM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **10/03/2008 11:19:31 AM**
Reference No **KLK-080310-8DDAB**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*03/03/2008	*320,000	
Disposed	03/03/2008	17,300	
Disposed	04/03/2008	288,100	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	96,256,000
Direct (%)	9.04

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	96,256,000
Date of notice *	04/03/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/03/2008 02:28:10 PM**
Submitted by **KUALA LUMPUR KEPONG** on **12/03/2008 03:23:01 PM**
Reference No **KLK-080312-389FD**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*05/03/2008	*644,600	
Disposed	05/03/2008	1,388,000	
Acquired	06/03/2008	490,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	96,003,200
Direct (%)	9.01

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	96,003,200
Date of notice *	06/03/2008
Remarks	

fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/03/2008 02:38:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/03/2008 04:00:40 PM**
Reference No **KLK-080314-4767B**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*07/03/2008	*1,357,000	
Acquired	07/03/2008	75,000	
Acquired	10/03/2008	380,200	
Acquired	10/03/2008	35,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	97,850,400
Direct (%)	9.19

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	97,850,400
Date of notice *	10/03/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/03/2008 02:54:49 PM**
Submitted by **KUALA LUMPUR KEPONG** on **18/03/2008 04:25:31 PM**
Reference No **KLK-080318-5FA78**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*11/03/2008	*263,600	
Acquired	11/03/2008	50,000	
Disposed	11/03/2008	50,000	
Acquired	11/03/2008	12,500	
Disposed	12/03/2008	263,600	
Disposed	12/03/2008	30,000	
Acquired	12/03/2008	137,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager, Sale of equity and Sales of equity managed by Portfolio Manager.
Nature of interest *	Direct

Direct (units)	97,970,300
Direct (%)	9.2
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	97,970,300
Date of notice *	12/03/2008
Remarks	

fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/03/2008 04:43:15 PM**
Submitted by **KUALA LUMPUR KEPONG** on **26/03/2008 05:27:44 PM**
Reference No **KLK-080326-FE7A8**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*05/03/2008	*60,000	
Acquired	19/03/2008	170,400	
Disposed	19/03/2008	338,300	
Disposed	19/03/2008	300,000	
Disposed	19/03/2008	100,000	
Acquired	21/03/2008	50,000	
Disposed	21/03/2008	25,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct

Direct (units)	98,232,100
Direct (%)	9.22
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	98,232,100
Date of notice *	21/03/2008
Remarks	

fsc

SEC, UP

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/03/2008 12:16:49 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/03/2008 02:45:17 PM**
Reference No **KLK-080328-7831C**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

<u>Particulars of substantial Securities Holder</u>

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

<u>Details of changes</u>

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*24/03/2008	*50,000	
Disposed	24/03/2008	20,000	
Disposed	25/03/2008	50,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	98,212,100
Direct (%)	9.22

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	98,212,100
Date of notice *	25/03/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **01/04/2008 12:41:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **01/04/2008 02:06:25 PM**
Reference No **KLK-080401-9C05E**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*06/03/2008	*20,000	
Acquired	27/03/2008	489,600	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Purchase of shares on open market,
Nature of interest *	Direct
Direct (units)	98,721,700
Direct (%)	9.27
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	98,721,700
Date of notice *	27/03/2008
Remarks	
	fsc

SEC, us

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/04/2008 02:39:14 PM**
Submitted by **KUALA LUMPUR KEPONG** on **03/04/2008 04:59:32 PM**
Reference No **KLK-080403-48D0A**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*25/03/2008	*28,300	
Disposed	26/03/2008	17,000	
Acquired	28/03/2008	20,000	
Acquired	31/03/2008	40,000	
Disposed	31/03/2008	32,000	
Acquired	31/03/2008	100,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct

Direct (units)	98,804,400
Direct (%)	9.28
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	98,804,400
Date of notice *	31/03/2008
Remarks	
	fsc

END